Exhibit 28 (h)(7)
COMPLIANCE SERVICES AGREEMENT
     AGREEMENT effective as of the 1st day of August, 2007, as amended and restated August 20, 2008, between First Funds (formerly known as Legacy Funds Group) (the “Trust”), a Massachusetts business trust having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219, and CITI FUND SERVICES OHIO, INC. (“Citi”), an Ohio corporation having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219.
     WHEREAS, the Trust is a registered investment company, and is subject to the requirements of Rule 38a-1 under the Investment Company Act of 1940, as amended (“the 1940 Act”), which requires each registered investment company to adopt policies and procedures that are reasonably designed to prevent it from violating the federal securities laws;
     WHEREAS, Citi performs certain management and administration services for the Trust under a co-administration agreement between Citi and the Trust dated August 26, 2005 (the “Administration Agreement”);
     WHEREAS, Citi offers compliance services through its CCO Services program, which may be tailored to create a compliance program for the Trust;
     WHEREAS, the Trust desires that Citi provide its CCO Services program in connection with the institution of a more comprehensive compliance program for the Trust;
     WHEREAS, Citi is willing to perform the services enumerated in this Agreement on the terms and conditions set forth in this Agreement;
     WHEREAS, Citi and the Trust wish to enter into this Agreement in order to set forth the terms under which Citi will perform the services enumerated herein on behalf of the Trust, and to supplement and clarify certain provisions of the Administration Agreement;
     WHEREAS, the Trust and BISYS Fund Services Limited Partnership (“BFSLP”) previously entered into a similar agreement dated as of September 30, 2004 (the “Prior Agreement”); and
     WHEREAS, Citi and the Trust wish to document the intentions of the parties that Citi and not its former affiliate, BFSLP, has provided the services listed hereunder since August 1, 2007.
     NOW, THEREFORE, in consideration of the covenants herein contained, the Trust and Citi hereby agree as follows:

     1. Compliance Services.
     (a) The parties mutually agree to coordinate and cooperate in connection with the creation and implementation of written compliance polices and procedures which, in the aggregate, are deemed by the Board of Trustees of the Trust (the “Board”) to be reasonably designed to prevent the Trust from violating the provisions of the federal securities laws applicable to the Trust (the “Applicable Securities Laws”), as required under Rule 38a-1 under the 1940 Act.
     (b) The Trust agrees to provide Citi with copies of its current compliance policies and procedures and furnish (and cause its investment advisers and other service providers to furnish) all such additional information as may reasonably relate to the design and implementation of a fund compliance program for the Trust. Such additional information shall include compliance and related information pertaining to the investment adviser and any other service providers to the Trust other than Citi. Citi shall review and evaluate all such existing information and coordinate the creation of documents designed to embody the overall fund compliance program and the oversight of the compliance programs of the service providers to the Trust as provided in Rule 38a-1 (“Service Providers”). Drafts shall be prepared by Citi in consultation with the Trust and its counsel and shall be submitted to the Board for review and comment. Upon approval by the Board, such documents shall effectively embody the compliance program for the Trust required under Rule 38a-1 (as amended from time to time upon the approval of the Board, the “Fund Compliance Program”).
     (c) Citi will provide the following services in relation to the Fund Compliance Program during the term of this Agreement: (i) make an individual available to serve as the Trust’s Chief Compliance Officer to administer the Fund Compliance Program, to the extent provided in Section 3(a) below; (ii) assist the Trust in developing and implementing the written policies and procedures comprising the Fund Compliance Program, as contemplated above and as may be necessary in connection with amendments from time to time; (iii) assist the Trust in the preparation and evaluation of the results of annual reviews of the compliance policies and procedures of Service Providers; (iv) provide support services to the Chief Compliance Officer of the Trust, including support for conducting an annual review of the Fund Compliance Program; (v) assist in developing standards for reports to the Board by Citi and other Service Providers; (vi) assist in developing standards for reports to the Board by the Chief Compliance Officer; and (vi) assist in preparing or providing documentation for the Board to make findings and conduct reviews pertaining to the Fund Compliance Program and compliance programs and related policies and procedures of Service Providers.
     2. Provision of Executive Officers
     (a) Provision of Chief Compliance Officer. At the election of the Trust, in connection with the compliance services to be rendered by Citi pursuant to Section 1 above, and subject to the provisions of this Section 2(a) and to Section 2(d) below, Citi agrees to make available to the Trust a person to serve as the Trust’s Chief Compliance Officer responsible for administering the Fund Compliance Program as provided in paragraph (a)(4) of Rule 38a-1 (the “Chief Compliance Officer”). Citi’s obligation in this regard shall be met by providing an appropriately qualified employee or agent of Citi (or its affiliates) who is competent and knowledgeable regarding the federal securities laws and is empowered with full responsibility to develop and enforce the Fund Compliance Program and who, in the exercise of his or her duties to the Trust, shall act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Trust. Citi’s responsibilities for the activities of such person as Chief Compliance Officer are limited to the extent that the Board shall make all determinations concerning the designation and any termination of the Chief Compliance Officer, and shall approve the level of compensation of the Chief Compliance Officer. In the event that the employment relationship between Citi and any person made available by Citi to serve as Chief Compliance Officer terminates for any reason, Citi shall have no further responsibility to provide the services of that particular person. In such event, upon the request of the Trust, Citi will employ reasonable good faith efforts to make another person available to serve as the Chief Compliance Officer. In addition, should the Trust no longer require the services of the Chief Compliance Officer as contemplated by this Agreement, the other services enumerated in Section 1 (c) shall continue in effect for the remaining term of the contract, but Citi’s obligation shall be to provide the resources and support that is reasonably necessary for a Chief Compliance Officer (who is not provided by Citi) to fulfill any of the services set forth in this Section that are not fulfilled by Citi.
     In connection with Citi’s commitment to make an appropriately qualified person available to serve as Chief Compliance Officer, Citi shall pay a level of total compensation to such person as is consistent with Citi’s compensation of employees having similar duties, similar seniority, and working at the same or similar geographical location. Citi shall not be obligated to pay any compensation to a Chief Compliance Officer which exceeds that set forth in the previous sentence.
     The Trust will provide copies of the Fund Compliance Program, related policies and procedures, and all other books and records of the Trust as the Chief Compliance Officer deems necessary or desirable in order to carry out his or her duties hereunder on behalf of the Trust. The Trust shall cooperate with the Chief Compliance Officer and cause the investment adviser, the custodian and any other Service Providers to the Trust, as well as Trust counsel, Independent Trustee counsel and the Trust’s independent accountants (collectively, the “Other Providers”), to cooperate with and assist the Chief Compliance Officer and Citi in preparing, implementing and carrying out the duties of the Chief Compliance Officer under the Fund Compliance Program and Rule 38a-1. In addition, the Trust shall provide the Chief Compliance Officer with appropriate access to the executive officers and trustees of the Trust, and to representatives of and to any records, files and other documentation prepared by, Service Providers and Other Providers, which are or may be related to the Fund Compliance Program.
     Each party agrees to provide promptly to the other party (and to the Chief Compliance Officer), upon request, copies of other records and documentation relating to the compliance by such party with Applicable Securities Laws (as related to the Fund Compliance Program of the Trust), and each party also agrees otherwise to assist the other party (and the Chief Compliance Officer) in complying with the requirements of the Fund Compliance Program and Applicable Securities Laws.
     Citi agrees to provide the services set forth in Section 1 pertaining to the Fund Compliance Program, whether or not the person serving as Chief Compliance Officer is an employee or agent of Citi.
      (b) AML Compliance Officer. It is understood that the Trust is a financial institution subject to the law entitled Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“U.S.A. Patriot”) Act of 2001 and the Bank Secrecy Act (collectively, the “AML Acts”), and is required to comply with the AML Acts and applicable regulations thereunder (collectively, the “Applicable AML Laws”).
     Subject to the provisions of this Section 2(b) and Section 2(c) below, Citi agrees to make available to the Trust a person to serve as the Trust’s anti-money laundering compliance officer (“AML Compliance Officer”). Citi’s obligation in this regard shall be met by providing an appropriately qualified employee or agent of Citi (or its affiliates) who, in the exercise of his or her duties to the Trust, shall act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Trust. Subject to the relevant terms of the transfer agency or other services agreement under which Citi provides certain anti-money laundering services to the Trust, the AML Compliance Officer will assist the Trust in operating the written anti-money laundering program adopted by the Board of the Trust and provided to Citi (the “AML Program”), and shall perform the duties assigned to the AML Compliance Officer which are set forth in the AML Program.
     The Trust shall provide copies of its anti-money laundering compliance reports and such other books and records of the Trust as the AML Compliance Officer deems necessary or desirable in order to carry out his or her duties hereunder on behalf of the Trust. Each party also agrees to provide promptly to the other party (and to the AML Compliance Officer), upon request, copies of other records and documentation relating to the compliance by such party with Applicable AML Laws (in relation to the Trust), and each party also agrees otherwise to assist the other party (and the AML Compliance Officer) in complying with the requirements of the AML Program and Applicable AML Laws. Each party agrees to retain a copy of all documents and records prepared, maintained or obtained by it relating to shareholders and transactions for a period of at least five (5) years from the termination of the relationship with each such shareholder or the date of execution of each such transaction. The foregoing is not intended to limit any obligation to retain any specified records for any other period that may be specified in the AML Program or under Applicable AML Laws.
      (c) Additional Provisions Concerning Executive Officers. It is mutually agreed and acknowledged by the parties that the Chief Compliance Officer and the AML

Compliance Officer contemplated under the provisions of this Section 2 of this Agreement will be executive officers of the Trust (“Executive Officers”). The provisions of Sections 2(a) — (b) are subject to the internal policies of Citi concerning the activities of its employees and their service as officers of funds (the “Citi Policies”), a copy of which shall be provided to the Trust upon request. The Trust’s governing documents (including its Agreement and Declaration of Trust and By-Laws) and/or resolutions of its Board shall contain mandatory indemnification provisions that are applicable to each Executive Officer, that are designed and intended to have the effect of fully indemnifying him or her and holding him or her harmless to the fullest extent permitted under applicable law with respect to any claims, liabilities and costs arising out of or relating to his or her service in good faith in a manner reasonably believed to be in the best interests of the Trust, except to the extent he or she would otherwise be liable to the Trust by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
     The Trust shall provide coverage to each Executive Officer under its directors and officers liability policy that is appropriate to the Executive Officer’s role and title, and consistent with coverage applicable to the other officers holding positions of executive management.
     In appropriate circumstances, each Executive Officer shall have the discretion to resign from his or her position, in the event that he or she reasonably determines that there has been or is likely to be (a) a material deviation from the Citi Policies, (b) an ongoing pattern of conduct involving the continuous or repeated violation of Applicable AML Laws or Applicable Securities Laws, or (c) a material deviation by the Trust from the terms of this Agreement governing the services of such Executive Officer that is not caused by such Executive Officer or Citi. In addition, each Executive Officer shall have reasonable discretion to resign from his or her position in the event that he or she determines that he or she has not received sufficient cooperation from the Trust or its Service Providers or Other Providers to make an informed determination regarding any of the matters listed above.
     Each Executive Officer may, and the Trust shall, promptly notify Citi of any issue, matter or event that would be reasonably likely to result in any claim by the Trust, one or more Trust shareholder(s) or any third party which involves an allegation that any Executive Officer failed to exercise his or her obligations to the Trust in a manner consistent with applicable laws (including but not limited to any claim that a Report failed to meet the standards of Sarbanes-Oxley and other applicable laws).
     Notwithstanding any provision of the Administration Agreement or any other agreement or instrument that expressly or by implication provides to the contrary, (a) it is expressly agreed and acknowledged that Citi cannot ensure that the Trust complies with Applicable AML Laws or the Applicable Securities Laws, and (b) whenever an employee or agent of Citi serves as an Executive Officer of the Trust, as long as such Executive Officer acts in good faith and in a manner reasonably believed to be in the best interests of the Trust (and would not otherwise be liable to the Trust by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office), the Trust shall indemnify the Executive Officer and Citi and hold the Executive Officer and Citi harmless to the fullest extent permitted under applicable law from any loss, liability, expenses (including reasonable attorneys fees) and damages incurred by them arising out of or related to the service of such employee or agent of Citi as an Executive Officer of the Trust.
     3. Fees and Expenses.
     (a) Citi shall be entitled to receive from the Trust the amounts set forth on Schedule A hereto, reflecting the amounts charged by Citi for the performance of services under this Agreement. The fees hereunder shall be in addition to all fees and expenses charged by Citi under the Administration Agreement.
     (b) In addition to paying Citi the fees set forth in Schedule A, the Trust agrees to reimburse Citi for all of its actual out-of-pocket expenses reasonably incurred in providing services under this Agreement, including but not limited to the following:
(i) All out of pocket costs incurred in connection with Citi’s provision of Executive Officers to the Trust in connection with compliance services, including travel costs for attending Board meetings, conducting due diligence of Service Providers, and attending training conferences and seminars (plus the costs of training);
(ii) If applicable initially or from time to time hereafter, upon the approval of the Trust, costs to recruit a Chief Compliance Officer; and
(iii) The costs incurred by Citi in connection with the Fund Compliance Program, including those incurred by or with respect to Other Providers, in providing reports to the Chief Compliance Officer under the Fund Compliance Program.
     (c) All rights of compensation under this Agreement for services performed and for expense reimbursement shall survive the termination of this Agreement.
     4. Information to be Furnished by the Trust.
     (a) The Trust has furnished or shall promptly furnish to Citi copies of the following, as amended and current as of the date of this Agreement:
(i)	The various policies and procedures of the Trust that have been adopted through the date hereof which pertain to compliance matters that are required to be covered by the Fund Compliance Program, including the compliance programs of Service Providers other than Citi, as necessary under Rule 38a-1 for inclusion in the Fund Compliance Program; and

(ii)	The Trust Anti-Money Laundering Policy.
     (b) The Trust shall furnish Citi written copies of any amendments to, or changes in, any of the items referred to in Section 4(a) hereof, forthwith upon such amendments or changes becoming effective. In addition, the Trust agrees that no amendments will be made to the AML Program or the Fund Compliance Program which might have the effect of changing the procedures employed by Citi in providing the services agreed to hereunder or which amendment might affect the duties of Citi hereunder unless the Trust first obtains Citi’s approval of such amendments or changes, which approval shall not be withheld unreasonably.
     (c) Citi may rely on all documents furnished to it by the Trust and its agents in connection with the services to be provided under this Agreement, including any amendments to or changes in any of the items to be provided by the Trust pursuant to Section 4(a), and shall be entitled to indemnification in accordance with Section 5 below with regard to such reliance.
     The Trust represents and warrants that (i) the provision of certain officers of the Trust by Citi, as provided in Section 2 of this Agreement, has been approved by the Board, and (ii) each of the individuals nominated by Citi as the Trust’s AML Compliance Officer or Chief Compliance Officer has been approved and appointed as an officer of the Trust by the Board.
     5. Term and Termination.
     (a) The compliance services to be rendered by Citi under this Agreement (the “Compliance Services”) shall commence upon the date of this Agreement and shall continue in effect until terminated: (i) upon thirty (30) days notice in the event there is “cause,” as defined in the Administration Agreement or (ii) by providing the other party with ninety (90) days written notice of termination.
     (b) The obligations of Citi set forth in Section 2(b) above shall terminate automatically upon any termination of the transfer agency agreement under which Citi provides transfer agency services to the Trust.
     (c) Notwithstanding anything in this Agreement to the contrary, including but not limited to the provisions of Section 5(a), all of the obligations of Citi hereunder shall terminate automatically upon any termination of the Administration Agreement.
     6. Notice.
     Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Trust, to 3435 Stelzer Road, Columbus, Ohio 43219; Attn: President; with a copy to First Financial Capital Advisors LLC, 9120 Union Centre Blvd., Suite 300, West Chester, Ohio 45069; Attn: Kevin S. Woodard; and if to Citi, at 3435 Stelzer

Road, Columbus, Ohio 43219; Attn: President, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.
     7. Governing Law and Matters Relating to the Trust as a Massachusetts Business Trust.
     This Agreement shall be construed in accordance with the laws of the State of Ohio and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on them personally, but shall bind only the trust property of the Trust as provided in the Trust’s Agreement and Declaration of Trust, copies of which are on file at the office of the Secretary of the Commonwealth of Massachusetts and the principal office of the Trust.
     8. Representations and Warranties.
     Each party represents and warrants to the other that this Agreement has been duly authorized and, when executed and delivered by it, will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.
     9. Miscellaneous.
     (a) Except as expressly provided in this Agreement, the terms of the Administration Agreement shall apply to the services rendered under this Agreement and the general provisions thereof shall be used on a residual basis to construe any issues arising under this Agreement that are not addressed by the express terms of this Agreement. Except as provided in this Agreement, the provisions of the Administration Agreement remain in full force and effect (including, without limitation, the term of the Administration Agreement).
     (b) The provisions set forth in this Agreement supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Administration Agreement.
     (c) No amendment or modification to this Agreement shall be valid unless made in writing and executed by both parties hereto.

     (d) Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.
     (e) This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.
FIRST FUNDS
By: /s/ J. Franklin Hall
Name: J. Franklin Hall
Title: President
CITI FUND SERVICES OHIO, INC.
By: /s/ Fred Naddaff
Name: Fred Naddaff
Title: President

SCHEDULE A
TO COMPLIANCE SERVICES AGREEMENT
Dated August 1, 2007
As Revised, August 20, 2008
Compliance Services Fees
Compliance Services provided under this Agreement:
$85,669.32      annual fee
All recurring fees set forth above shall be subject to adjustment annually commencing on October 1, 2007 by the percentage increase in consumer prices for services as measured by the United States Consumer Price Index entitled “All Services Less Rent of Shelter” or a similar index should such index no longer be published.
Out of Pocket Expenses
Out of pocket expenses are not included in the above fees and shall also be paid to Citi in accordance with the provisions of this Agreement.